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Exhibit 99.2

FOR IMMEDIATE RELEASE	Wednesday, January 28, 2004

CELESTICA INC. ANNOUNCES EUGENE POLISTUK'S
DECISION TO RETIRE AS CHAIRMAN AND CEO

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that Eugene V. Polistuk, chairman and chief executive officer, has informed the Board of Directors of his decision to retire, effective immediately.

Mr. Polistuk has led the company since its establishment in 1994, when Celestica was established as a standalone subsidiary of IBM. Celestica was acquired by Onex Corporation in 1996 and the company subsequently went public in 1998. Over the past ten years, Mr. Polistuk and his team have transformed the business into a global leader in the electronics manufacturing services industry.

The Board of Directors understands and accepts Mr. Polistuk's decision to retire and appreciates the extraordinary contribution he has made to Celestica's success.

"I believe the 'tech storm' is over and Celestica is very well positioned to share in the outsourcing trend that is gaining considerable momentum as end markets show positive signs of recovery," said Eugene Polistuk. "At this juncture, I feel it is time for me to pass the leadership of Celestica on to new and very capable hands so that I may re-focus my priorities on family and personal interests."

Robert L. Crandall, who has been a director of the company since 1998, has been appointed to the position of chairman of the board. Commenting on the announcement, Mr. Crandall said "Eugene has built Celestica into a leading global electronics manufacturing services provider through one of the most dynamic and challenging periods in the history of technology. Under his leadership, the company has established itself as a highly respected, tier-one global EMS player."

The board has established a search committee to select a replacement for Mr. Polistuk. Candidates from both within and outside the company will be considered. In the interim, Mr. Stephen W. Delaney has been appointed chief executive officer. Mr. Delaney has been with Celestica since 2001, most recently as president, Americas Operations. Previous to joining Celestica, Mr. Delaney held executive and senior management roles in operations at Visteon Automotive Systems, AlliedSignal's Electronic Systems business, Ford's Electronics division, and IBM's Telecommunications division. Mr. Delaney holds a Masters degree in Business Administration from Duke University in North Carolina and a Bachelor of Science degree in Industrial Engineering from Iowa State University.

Mr. J. Marvin MaGee will remain in his current position as president and chief operating officer, Mr. Anthony P. Puppi will continue in his role as executive vice president and chief financial officer and R. Thomas Tropea will remain as Vice Chair, Worldwide Marketing and Business Development.

"I am delighted to be given the opportunity to fulfill the role of Celestica's chief executive officer," said Steve Delaney, newly appointed chief executive officer, Celestica. "I look forward to the strong support of Marv MaGee, Tony Puppi and Tom Tropea as we go through this transition. As seasoned members of the executive team, I know they will provide me with their commitment as the company moves forward on its aggressive path to serve its expanding customer base well and quickly return to profitability."

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the ability to complete the proposed merger with Manufacturers' Services Limited (MSL) and to achieve the anticipated benefits of the merger; the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As of its date, this press release contains all material associated with this event.

For further information, contact:

Laurie Flanagan
Celestica Global Communications
Phone: 416-448-2200
Email: media@celestica.com

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CELESTICA INC. ANNOUNCES EUGENE POLISTUK'S DECISION TO RETIRE AS CHAIRMAN AND CEO